Via EDGAR (Correspondence)
June 1, 2016
Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Re:	Viacom Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed November 12, 2015
File No. 001-32686

Dear Mr. Spirgel:
On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated May 18, 2016 concerning our Form 10-K for the fiscal year ended September 30, 2015. References to “we”, “us”, “our” and the “Company” refer to Viacom Inc. For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.
* * * * *
Form 10-K for the Fiscal Year Ended September 30, 2015

General

1.
You refer on page 86 of the 10-K to your revenues in your Europe, Middle East and Africa region, a region that includes Sudan and Syria. A document on your website identified as your Global Business Practices Statement states that you review in advance any proposed activity involving countries subject to U.S. trade sanctions, including Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

For many years, Viacom has had a Global Business Practices Statement that requires compliance by our global organization with all applicable export control laws in the countries in which Viacom does business, and requires that any proposed activity involving a country subject to U.S. trade sanctions be reviewed in advance with Viacom’s law department. A copy of that policy is published on our website and a copy is attached as Exhibit A. Viacom’s Global Compliance and Strategic Business Practices groups have primary oversight for these policies and related training, and Viacom’s Legal, Finance and Internal Audit groups all play a role in defining, implementing, monitoring and auditing compliance with attendant controls and processes.
Viacom has established a policy of permitting only those activities in Syria and Sudan that are expressly authorized by the U.S. government or determined to be exempt from U.S. prohibitions, and in each case only after legal review. Viacom’s Internal Audit group periodically audits compliance with Viacom’s policies and controls, including those governing export controls. We note that Section 1702(b)(3) of the International Emergency Economic Powers Act, the statute that provides the underlying authority for the U.S. Export Administration Regulations and most U.S. trade sanctions programs, has an express exemption for information and informational materials, which includes motion pictures and television programming and permits Viacom to license these materials, subject to various limitations. Exemptions for information and informational materials are also incorporated in U.S. trade sanctions regulations for Sudan and Syria, at 31 CFR Sec. 538.212(c) and 542.211(b), respectively.
Viacom and its controlled affiliates have no subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct arrangements with Syria or Sudan (other than, in the case of Sudan, registration, defense and prosecution activities related to intellectual property, which are expressly permitted by general licenses under U.S. regulations and completed using local legal counsel). Viacom has only extremely limited business contact with Syria and Sudan, and that contact is indirect and pursuant to a handful of content license agreements with third parties that contain multi-territorial grants, a part of which includes the jurisdictions of Syria and Sudan. No such agreement is with the governments of Syria or Sudan or any entities known to be controlled by them.
Viacom’s extremely limited and indirect contacts with Syria and Sudan relate solely to information and informational materials subject to the above exemptions. Viacom does not anticipate any change in the nature or extent of its activities or contacts with Sudan and Syria.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Viacom incorporates our response to Question 1. Viacom does not believe its extremely limited and indirect contacts with Syria and Sudan constitute a material investment risk for its stockholders, either in qualitative or quantitative terms, and respectfully notes that the distribution of informational materials into Syria and Sudan is in furtherance of express policy of the United States.
* * * * *
In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Christa A. D’Alimonte

Christa A. D’Alimonte
Senior Vice President, Deputy General Counsel and Assistant Secretary
Viacom Inc.

cc:	Philippe P. Dauman, Executive Chairman, President and Chief Executive Officer, Viacom Inc.
Thomas E. Dooley, Senior Executive Vice President and Chief Operating Officer, Viacom Inc.
Wade Davis, Executive Vice President, Chief Financial Officer, Viacom Inc.
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman & Sterling LLP
James Deponte, PricewaterhouseCoopers LLP

Exhibit A

Preserving Global Trade Integrity

Quick Overview

HOW WE DO THE RIGHT THING

We are committed to abiding by the International Trade Laws of the United States, including U.S. Trade Sanctions, Export Controls and Anti-Boycott Laws.

WHY IT MATTERS

U.S. trade sanctions prohibit doing business with specific individuals, entities and countries for national security, political and economic reasons, such as their support of terrorism or involvement in narcotics trafficking or the proliferation of weapons of mass destruction.

U.S. export controls apply when shipping goods, software or technology to another country, or sending equipment (like special cameras or night-vision equipment) to certain countries for filming and production.

U.S. anti-boycott laws prohibit U.S. businesses from cooperating with foreign boycotts that are not approved or supported by the U.S. (e.g., the Arab League boycott of Israel).

These laws may apply to the overseas subsidiaries of Viacom, even though Viacom's competitors do not face these same trade restrictions.

WHAT IT LOOKS LIKE IN OUR DAY-TO-DAY WORK

- Reviewing in advance with Company lawyers any proposed activity involving a country subject to U.S. trade sanctions (and possibly those of other countries); as of July 2014, the principal countries subject to U.S. sanctions were Cuba, Iran, North Korea, Syria and Sudan; certain persons and entities in Ukraine and Russia have also recently been subject to sanctions
- Contacting our Company's lawyers to ensure our global trade activities comply with all applicable laws
- Taking appropriate steps to screen potential customers and business partners against the **SDN List**

(continued on next page)

WHO IS TARGETED UNDER U.S. TRADE SANCTIONS?

U.S. trade sanctions target certain countries (e.g., Cuba and Iran) as well as individuals and entities on the List of Specially Designated Nationals and Blocked Persons ("SDN List"), which is maintained by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"). The OFAC SDN List and information on U.S. trade sanctions is available on the **OFAC website**.

WHEN DO U.S. EXPORT CONTROLS APPLY?

U.S. export control laws apply to shipments from the U.S. and to international transfers of U.S.-origin materials. Export licenses may be required for sophisticated equipment or products containing encryption software.

For more information, contact a member of your Legal Department. 41

Preserving Global Trade Integrity (cont.)

Quick Overview

WHAT IT LOOKS LIKE IN OUR DAY-TO-DAY WORK (cont.)

- Checking with Company lawyers before sending high tech or highly specialized equipment to another country
- Refusing to cooperate with any boycott-related request (which often involves Israel) or boycott that is prohibited or penalized under U.S. or other applicable laws
- Reporting any boycott-related request immediately to our Company's lawyers or, in the case of members of the Board of Directors, to the Viacom Corporate Secretary
- Understanding the possibility that additional countries, persons or entities might become subject to U.S. trade restrictions and monitoring the OFAC website
- Ensuring that our actions are in compliance with **Viacom's International Practices Manual**

KEY DEFINITION

Anti-Boycott Laws:
In general, anti-boycott laws prohibit any cooperation with a foreign boycott, including, for example, refusing to do business with another person; using discriminatory employment practices; supplying information on a person's race, ethnicity, religion, sex or national origin; providing information concerning an individual's affiliations or business relationships with a boycotted country or with any person believed to be restricted from doing business in the boycotted country; and using letters of credit containing boycott-related provisions.

For more information, contact a member of your Legal Department. 42